EXHIBIT 99.1

Time Sensitive Materials

 Depositary’s Notice of

Extraordinary General Meeting of

Advanced Semiconductor Engineering, Inc.

ADSs:	American Depositary Shares some of which are evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	00756M404.
ADS Record Date:	[•], 2018 (Close of business New York City time).
Meeting Specifics:	Extraordinary General Meeting – [•], 2018 at [•] A.M. (local time) at Zhuang Jing Auditorium, 600 Jiachang Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan, Republic of China (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on [•], 2018.
Deposited Securities:	Common shares, par value NT$10 per share, of Advanced Semiconductor Engineering, Inc., a company incorporated under the laws of the Republic of China (the “Company”).
ADS Ratio:	5 Shares to 1 ADS.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Citibank Taiwan Ltd.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 29, 2000, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of April 6, 2006, as further amended by Amendment No. 2 to Amended and Restated Deposit Agreement, dated as of November 27, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs some of which are evidenced by ADRs issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on
[•], 2018.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.

The Depositary has been informed by the Company that its Board of Directors recommends a FOR vote for all resolutions.

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

As set forth in the Section 4.10 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Republic of China and the Charter of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Please note that, in accordance with and subject to the terms of Section 4.10(b) of the Deposit Agreement, Holders of ADSs have no individual voting rights with respect to the Deposited Securities represented by their ADSs. Each Holder of ADSs shall be deemed by acceptance of ADSs or acquisition of any beneficial interest therein, to have authorized and directed the Depositary, without liability, to appoint the Chairman of the Company or his/her designee (the Chairman and his/her designee, the “Voting Representative”), as representative of the Depositary, the Custodian or the nominee who is registered in the Republic of China as representative of the Holders in respect of the Deposited Securities, to vote the Deposited Securities as described below.

In accordance with and subject to the terms of Section 4.10(c) of the Deposit Agreement, if Holders of ADSs together holding at least 51% of all the ADSs outstanding as of the ADS Record Date shall instruct the Depositary, prior to the ADS Voting Instructions Deadline, to vote in the same manner with respect to any of the proposals to be voted on at the Meeting (including resolutions for the election of directors and/or supervisors), the Depositary shall notify the Voting Representative and appoint the Voting Representative as the representative of the Depositary and the Custodian (or the applicable nominee) to attend the Meeting and vote, as to such proposals, all Deposited Securities evidenced by ADSs outstanding in the manner so instructed by such Holders. If voting instructions are received from a Holder by the Depositary as of the ADS Voting Instructions Deadline which are signed but without further indication as to voting instructions, the Depositary shall deem such Holder to have instructed a vote in favor of the items set forth in such instructions.

In accordance with and subject to the terms of Section 4.10(d) of the Deposit Agreement, if, for any reason, the Depositary has not, prior to the ADS Voting Instructions Deadline, received instructions from Holders of ADSs together holding at least 51% of all ADSs outstanding as of the ADS Record Date to vote in the same manner with respect to any of the proposals to be voted on at the Meeting (including resolutions for the election of directors and/or supervisors), the Holders of ADSs shall be deemed to have authorized and directed the Depositary to give a discretionary proxy (a “Management Proxy”) to the Voting Representative as the representative of the Depositary and the Custodian (or the applicable nominee) to attend and vote, as to such proposals, at the Meeting all the Deposited Securities represented by ADSs then outstanding in his/her discretion; provided, however, that the Depositary will not give a discretionary proxy as described if it fails to receive a satisfactory opinion from the Company’s counsel prior to the Meeting. In such circumstances, the Chairman of the Company or Voting Representative shall be free to exercise the votes attaching to the Deposited Securities in any manner he/she wishes, which may not be in the best interests of the Holders.

The Depositary and the Custodian have no obligation to monitor, and shall not incur any liability for, the action, or failure to act, of the Voting Representative.

Please also note that pursuant to Section 3.5 of the Deposit Agreement, the Company may restrict transfers of ADSs where such transfer may result in the total number of Deposited Securities represented by such ADSs owned by a single Holder or Beneficial Owner to exceed limits imposed by applicable law, the Republic of China Securities and Futures Commission or the Taiwan Stock Exchange, or the Articles of Incorporation of the Company, and may instruct the Depositary to take action including, but not limited to, the removal or limitation of voting rights with respect to any Holder or Beneficial Owner of ADSs representing Deposited Securities in excess of such limits.

Please also note that the Company has informed the Depositary that pursuant to Article 165 of the Company Law, the registration of shareholders of the Company will cease from [•], 2018 to [•], 2018.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligation of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (877-248-4237).